SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August , 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On August 3, 2010, a consortium led by Korea Electric Power Corporation (“KEPCO”) was selected as the preferred bidder in an international auction for the construction and operation of the Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Comision Federal de Electricidad of Mexico. This facility is expected to have a generation capacity of 433 megawatts, and the project will be undertaken on a “build, own and operate (BOO)” basis.

The total size of the project, which is expected to commence in September 2010 and end in May 2038, is expected to be approximately US$420 million, and KEPCO is expected to make an investment of Won 65.5 billion.

KEPCO holds a 56% interest in the consortium, whose other members are Samsung C&T (with a 34% interest) and Techint, a Mexico company (with a 10% interest). The consortium plans to establish a separate entity to oversee the project.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-keun
Title:	Vice President

Date: August 5, 2010